UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GRAVITY Co., Ltd. enters into a Memorandum of Understanding with
CJ Internet Corp.

SEOUL, South Korea, October 25, 2005. GRAVITY Co., Ltd. (NASDAQ: GRVY)

Today, we entered into a non-binding Memorandum of Understanding (“MOU”) with
CJ Internet Corp. (“CJ Internet”) to explore the possibility of entering into a strategic alliance regarding the development, publishing and servicing of certain online games in Korea. We have agreed with CJ Internet to establish a joint committee to formulate and negotiate the terms and conditions of the strategic alliance, which the parties have agreed in principle will include:

- Online games developed and published by us in Korea will be serviced by the website operated by CJ Internet, www.netmarble.net;
- CJ Internet will have the right to co-publish certain games developed or published by us;
- Revenue sharing arrangements for the online games which will be co-published by CJ Internet and us will be subject to further agreement; and
- The term of the strategic alliance will be three years.

CJ Internet and we have agreed that neither party will pursue with any other party a strategic alliance regarding the development and publishing of online games.  The MOU will expire on the date which is the earlier of the date which is three months from today and the date CJ Internet and we enter into definitive agreements concerning the strategic alliance.

We believe that by utilizing CJ Internet’s dominant domestic position in online game publishing, we will be able to more effectively market in Korea the online games we develop.  Furthermore, we believe that as we will be able to rely on CJ Internet for domestic marketing, we will be able to focus on our overseas business, as well as on development of online games, sourcing of new game developers and global publishing.  We expect that the combination of our game development capabilities and CJ Internet’s publishing strengths will achieve synergistic effects for the benefit of both parties.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and distributor of online games. The
Company's principal product, Ragnarok Online, is currently commercially offered in 20 markets.  For more information visit www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of
1995. Forward-looking statements generally can be identified by the use of forward- looking terminology, such as “may,” “will,” “expect,” “intend,”
“estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words.  All forward-looking statements involve risks and uncertainties, including, but not limited to, the ability to diversify revenue, ability to collect license fees and royalty payments from overseas licensees and in a timely manner; ability to acquire, develop, license, launch, market or operate commercially successful online games;
competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; the ability to recruit and retain quality employees as Gravity grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, forward-looking statements. The forward-looking statements speak only as of the date of this release and Gravity assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

CONTACTS For GRAVITY:

In Korea:
John C. Chung
GRAVITY Co. Ltd.
Tel: 82-2-3485-1002
chchung@gravity.co.kr

In the U.S.:
David Pasquale, EVP
The Ruth Group
Tel: +646-536-7006
dpasquale@theruthgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 10/25/2005	By:	/s/John C. Chung
	Name:	John C. Chung
	Title:	Investor Relations Officer